I-45 SLF LLC
and Subsidiary

Consolidated Financial Statements
and
Independent Auditor’s Report

As of March 31, 2021 and 2020 and for the years ended
March 31, 2021, 2020 and 2019

Independent Auditor's Report

Board of Managers
I-45 SLF LLC

Report on the Financial Statements
We have audited the accompanying consolidated financial statements of I-45 SLF LLC and its subsidiary, which comprise the consolidated statements of assets, liabilities, and members’ equity, including the consolidated schedules of investments, as of March 31, 2021 and 2020, and the related consolidated statements of operations, changes in members’ equity and cash flows for each of the three years in the period ended March 31, 2021, and the related notes to the consolidated financial statements (collectively, the financial statements).

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of I-45 SLF LLC and its subsidiary as of March 31, 2021 and 2020, and the results of their operations, changes in members' equity and their cash flows for each of the three years in the period ended March 31, 2021 in accordance with accounting principles generally accepted in the United States of America.

/s/ RSM US LLP

Chicago, Illinois
May 19, 2021

I-45 SLF LLC
and Subsidiary
Consolidated Statements of Assets, Liabilities
and Members’ Equity

	March 31,
	2021	2020
Assets

Investments, at fair value (cost $170,791,497 and $207,767,577, respectively)	$164,351,186	$170,859,875
Cash and cash equivalents	10,418,599	3,739,104
Due from broker	152,449	38,307
Deferred financing costs (net of accumulated amortization of $2,964,542 and $2,030,445, respectively)	2,245,255	2,095,078
Interest receivable	552,962	1,076,350
Other assets	55,472	—

	$177,775,923	$177,808,714

Liabilities and Members' Equity

Liabilities
Credit facility	$91,000,000	$125,000,000
Payable for securities purchased	13,071,599	—
Distributions payable	1,920,085	2,808,471
Interest payable	39,203	95,503
Accrued expenses and other liabilities	171,695	125,294

Total liabilities	106,202,582	128,029,268

Commitments and contingencies (Note 8)

Members' equity	71,573,341	49,779,446

	$177,775,923	$177,808,714

See accompanying notes to consolidated financial statements.

I-45 SLF LLC
and Subsidiary
Consolidated Schedules of Investments
March 31, 2021

Portfolio Company	Industry	Investment Type(1)	Maturity Date	Current Interest Rate(2)	Principal Amount	Cost	Fair Value	Percentage of Members' Equity
AAC New Holdco Inc.	Healthcare services	First Lien	6/25/2025	10.00%, 8.00% PIK	$1,751,766	$1,751,766	$1,743,007	2.44%
		304,075 shares common stock	—	—	—	1,449,127	1,449,127	2.02%
		Warrants (Expiration - December 11, 2025)	—	—	—	482,412	482,412	0.67%
ADS Tactical, Inc.	Aerospace & defense	First Lien	3/19/2026	L+5.75% (Floor 1.00%)	6,730,769	6,596,154	6,697,115	9.36%
American Teleconferencing Services, Ltd.	Telecommunications	First Lien	6/8/2023	L+6.50% (Floor 1.00%)	6,758,587	6,698,359	3,590,499	5.02%
ATX Canada Acquisitionco Inc.	Technology products & components	First Lien	12/31/2023	L+6.25%, 1.50% PIK (Floor 1.00%)	4,463,810	4,461,904	4,084,386	5.71%
California Pizza Kitchen, Inc.	Restaurants	First Lien	11/23/2024	L+10.00% (Floor 1.50%)	936,826	912,937	935,655	1.31%
		First Lien Rolled Up	11/23/2024	1.00%, L+11.00% PIK (Floor 1.50%)	1,038,669	1,035,244	1,033,475	1.44%
		Second Lien	5/23/2025	1.00%, L+12.50% PIK (Floor 1.50%)	1,140,568	1,140,568	1,114,911	1.56%
		67,841 shares common stock	—	—	—	1,844,670	1,844,670	2.58%
Corel, Inc.	Software & IT services	First Lien	7/2/2026	L+5.00%	7,029,540	6,834,530	7,008,452	9.79%
Geo Parent Corporation	Building & infrastructure products	First Lien	12/19/2025	L+5.25%	4,900,000	4,866,831	4,887,750	6.83%
Go Wireless Holdings, Inc.	Consumer products & retail	First Lien	12/22/2024	L+6.50% (Floor 1.00%)	6,847,794	6,816,260	6,839,234	9.56%
Hunter Defense Technologies, Inc.	Aerospace & defense	First Lien	3/29/2023	L+6.00% (Floor 1.00%)	6,121,915	6,048,680	6,091,305	8.51%
InfoGroup Inc.	Software & IT services	First Lien	4/3/2023	L+5.00% (Floor 1.00%)	2,880,000	2,870,351	2,740,622	3.83%

I-45 SLF LLC
and Subsidiary
Consolidated Schedules of Investments
March 31, 2021

Portfolio Company	Industry	Investment Type(1)	Maturity Date	Current Interest Rate(2)	Principal Amount	Cost	Fair Value	Percentage of Members' Equity
Integro Parent Inc.	Business services	First Lien	10/28/2022	L+5.75% (Floor 1.00%)	3,253,315	3,226,461	3,200,612	4.47%
Intermedia Holdings, Inc.	Software & IT services	First Lien	7/21/2025	L+6.00% (Floor 1.00%)	5,735,180	5,711,791	5,747,740	8.03%
Inventus Power, Inc.	Technology Products & Components	First Lien	3/29/2024	L+5.00% (Floor 1.00%)	7,000,000	6,930,192	6,930,192	9.68%
Isagenix International, LLC	Consumer products & retail	First Lien	6/14/2025	L+5.75% (Floor 1.00%)	1,822,867	1,812,039	1,375,809	1.92%
KORE Wireless Group Inc.	Telecommunications	First Lien	12/20/2024	L+5.50%	4,705,974	4,679,768	4,700,092	6.57%
Lab Logistics, LLC	Healthcare services	First Lien	9/25/2023	L+7.25% (Floor 1.00%)	6,305,398	6,255,332	6,305,398	8.81%
Lift Brands, Inc.	Consumer services	Tranche A	6/29/2025	L+7.5% (Floor 1.00%)	2,520,949	2,520,949	2,369,692	3.31%
		Tranche B	6/29/2025	9.50% PIK	530,548	530,548	424,438	0.59%
		Tranche C	6/29/2025	—	564,693	564,693	451,754	0.63%
		1,051 shares common stock	—	—	—	748,600	748,600	1.05%
Lightbox Intermediate, L.P.	Software & IT services	First Lien	5/9/2026	L+5.00%	3,453,072	3,418,085	3,418,541	4.78%
LOGIX Holdings Company, LLC	Telecommunications	First Lien	12/23/2024	L+5.75% (Floor 1.00%)	5,889,503	5,862,627	5,683,370	7.94%
Lulu's Fashion Lounge, LLC	Consumer products & retail	First Lien	8/26/2022	L+7.00%, 2.50% PIK (Floor 1.00%)	3,686,458	3,633,574	3,151,922	4.40%
Mills Fleet Farm Group LLC	Consumer products & retail	First Lien	10/24/2024	L+6.00% (Floor 1.00%)	4,625,000	4,570,478	4,532,500	6.33%
NBG Acquisition, Inc.	Wholesale	First Lien	4/26/2024	L+5.50% (Floor 1.00%)	2,737,500	2,713,620	2,468,308	3.45%
Novetta Solutions, LLC	Software & IT services	First Lien	10/17/2022	L+5.00% (Floor 1.00%)	4,844,600	4,794,921	4,835,541	6.76%
PaySimple, Inc.	Software & IT services	Delayed Draw Term Loan	8/23/2025	L+5.50%	1,368,765	1,345,921	1,365,343	1.91%
		First Lien	8/23/2025	L+5.50%	4,219,897	4,174,090	4,209,348	5.88%
Pet Supermarket, Inc.	Consumer products & retail	First Lien	7/5/2022	L+5.50% (Floor 1.00%)	4,760,225	4,750,204	4,641,219	6.48%

I-45 SLF LLC
and Subsidiary
Consolidated Schedules of Investments
March 31, 2021

Portfolio Company	Industry	Investment Type(1)	Maturity Date	Current Interest Rate(2)	Principal Amount	Cost	Fair Value	Percentage of Members' Equity
PT Network, LLC	Healthcare products	First Lien	11/30/2023	L+5.50%, 2.00% PIK (Floor 1.00%)	4,464,917	4,464,916	4,464,917	6.24%
Research Now Group, Inc.	Business Services	First Lien	12/20/2025	L+5.50% (Floor 1.00%)	4,987,113	4,987,113	4,950,333	6.92%
Signify Health, LLC	Healthcare services	First Lien	12/23/2024	L+4.50% (Floor 1.00%)	5,044,000	5,016,857	5,063,596	7.07%
Tacala, LLC	Consumer products & retail	Second Lien	2/7/2028	L+7.50% (Floor 0.75%)	5,000,000	4,989,074	5,002,100	6.99%
TestEquity, LLC	Capital equipment	First Lien	4/28/2022	L+6.25% (Floor 1.00%)	3,815,993	3,807,756	3,358,074	4.69%
		First Lien - Term Loan B	4/28/2022	L+6.25% (Floor 1.00%)	949,133	946,991	835,237	1.17%
TGP Holdings III LLC	Durable consumer goods	Second Lien	9/25/2025	L+8.50% (Floor 1.00%)	2,500,000	2,478,913	2,482,813	3.47%
Time Manufacturing Acquisition	Capital equipment	First Lien	2/3/2023	L+5.00% (Floor 1.00%)	5,802,043	5,785,401	5,823,800	8.14%
UniTek Global Services, Inc.	Telecommunications	First Lien	8/20/2024	L+5.50%, 1.00% PIK (Floor 1.00%)	2,736,317	2,720,753	2,479,651	3.46%
U.S. TelePacific Corp.	Telecommunications	First Lien	5/2/2023	L+5.50% (Floor 1.00%)	5,200,139	5,171,710	4,829,005	6.75%
Vida Capital, Inc.	Financial services	First Lien	10/1/2026	L+6.00%	3,805,000	3,760,016	3,671,825	5.13%
YS Garments, LLC	Consumer products & retail	First Lien	8/9/2024	L+6.00% (Floor 1.00%)	4,634,374	4,608,311	4,286,796	5.99%

Total Investments						$170,791,497	$164,351,186	229.63%
(1)Corporate bank loans and common stock and warrants represent 223.3% and 6.3%, respectively, of Members' Equity as of March 31, 2021.
(2)Represents the interest rate as of March 31, 2021. All interest rates are payable in cash, unless otherwise noted. The majority of investments bear interest at a rate that may be determined by reference to London Interbank Offered Rate (“LIBOR” or “L”) or Prime (“Prime”) which reset daily, monthly, quarterly, or semiannually.  For each the Company has provided the spread over LIBOR or Prime in effect at March 31, 2021.  Certain investments are subject to a LIBOR or Prime interest rate floor. Certain investments, as noted, accrue payment-in-kind ("PIK") interest.

See accompanying notes to consolidated financial statements.

I-45 SLF LLC
and Subsidiary
Consolidated Schedules of Investments
March 31, 2020

Portfolio Company	Industry	Investment Type	Maturity Date	Current Interest Rate(1)	Principal Amount	Cost	Fair Value	Percentage of Members' Equity
AAC Holdings, Inc.	Healthcare services	First Lien - Priming Facility	3/31/2021	P+13.50% (Floor 1.00%)	$1,597,752	$1,597,752	$1,597,752	3.21%
		First Lien(4)	6/30/2023	L+ 6.75% (Floor 1.00%), 4.00% PIK	7,370,773	7,264,031	3,224,713	6.48%
ADS Tactical	Aerospace & defense	First Lien	7/26/2023	L+6.25% (Floor 0.75%)	4,947,537	4,928,495	4,734,793	9.51%
ALKU, LLC	Business services	First Lien	7/29/2026	L+5.50% (Floor 1.00%)	3,000,000	2,971,923	2,820,000	5.66%
American Teleconferencing Services, Ltd.	Telecommunications	First Lien	6/8/2023	L+6.50% (Floor 1.00%)	6,770,762	6,622,685	3,825,480	7.68%
ATX Canada Acquisitionco Inc.	Technology products & components	First Lien	6/11/2021	L+7.00% (Floor 1.00%), 1.0% PIK	4,573,072	4,560,879	3,795,650	7.62%
California Pizza Kitchen, Inc.(4)	Restaurants	First Lien	8/23/2022	L+6.00% (Floor 1.00%)	6,759,837	6,740,537	3,417,943	6.87%
Corel	Software & IT services	First Lien	7/2/2026	L+5.00%	4,968,750	4,720,313	4,409,766	8.86%
Geo Parent Corporation	Building & infrastructure products	First Lien	12/19/2025	L+5.25%	4,950,000	4,909,365	4,677,750	9.40%
Go Wireless Holdings, Inc.	Consumer products & retail	First Lien	12/22/2024	L+6.50% (Floor 1.00%)	6,212,500	6,170,181	5,042,469	10.13%
Hunter Defense Technologies, Inc.	Aerospace & defense	First Lien	3/29/2023	L+7.00% (Floor 1.00%)	5,855,755	5,772,233	5,870,395	11.79%
Imagine! Print Solutions, LLC	Media, marketing & entertainment	Second Lien	6/21/2023	L+8.75% (Floor 1.00%)	3,000,000	2,975,680	412,500	0.83%
InfoGroup Inc.	Software & IT services	First Lien	4/3/2023	L+5.00% (Floor 1.00%)	2,910,000	2,895,349	2,610,270	5.24%
Integro Parent Inc.	Business services	First Lien	10/31/2022	L+5.75% (Floor 1.00%)	3,301,120	3,255,919	3,251,603	6.53%
Intermedia Holdings, Inc.	Software & IT services	First Lien	7/21/2025	L+6.00% (Floor 1.00%)	5,793,852	5,764,737	5,301,375	10.65%
Isagenix International, LLC	Consumer products & retail	First Lien	6/14/2025	L+5.75% (Floor 1.00%)	1,953,321	1,938,866	727,612	1.46%
JAB Wireless, Inc.	Telecommunications	First Lien	5/2/2023	L+8.00% (Floor 1.00%)	7,840,000	7,791,185	7,702,800	15.47%

I-45 SLF LLC
and Subsidiary
Consolidated Schedules of Investments
March 31, 2020

Portfolio Company	Industry	Investment Type	Maturity Date	Current Interest Rate(1)	Principal Amount	Cost	Fair Value	Percentage of Members' Equity
KORE Wireless Group Inc.	Telecommunications	First Lien	12/20/2024	L+5.50%	4,754,117	4,720,532	4,397,558	8.83%
Lab Logistics, LLC	Healthcare services	First Lien	9/25/2023	L+6.50% (Floor 1.00%)	5,401,756	5,360,681	4,971,150	9.99%
Lift Brands, Inc.	Consumer services	First Lien	4/16/2023	L+7.00% (Floor 1.00%), 1.0% PIK	4,810,104	4,784,674	3,689,292	7.41%
Lightbox Intermediate, L.P.	Software & IT services	First Lien	5/9/2026	L+5.00%	2,977,500	2,938,297	2,932,838	5.89%
LOGIX Holdings Company, LLC	Telecommunications	First Lien	12/23/2024	L+5.75% (Floor 1.00%)	5,953,001	5,917,748	4,911,226	9.87%
LSF9 Atlantis Holdings, LLC	Telecommunications	First Lien	5/1/2023	L+6.00% (Floor 1.00%)	6,518,750	6,485,032	5,382,043	10.81%
Lulu's Fashion Lounge, LLC	Consumer products & retail	First Lien	8/26/2022	L+9.00% (Floor 1.00%)	3,778,409	3,706,876	3,230,539	6.49%
Mills Fleet Farm Group LLC	Consumer products & retail	First Lien	10/24/2024	L+6.25% (Floor 1.00%), 0.75% PIK	4,957,991	4,882,891	4,214,293	8.47%
NBG Acquisition, Inc.	Wholesale	First Lien	4/26/2024	L+5.50% (Floor 1.00%)	2,812,500	2,779,876	1,597,500	3.21%
Nomad Buyer, Inc.	Healthcare services	First Lien	8/1/2025	L+5.00%	2,955,000	2,818,702	2,748,150	5.52%
Novetta Solutions, LLC	Software & IT services	First Lien	10/17/2022	L+5.00% (Floor 1.00%)	4,895,734	4,813,041	4,364,841	8.77%
PaySimple, Inc.(2)	Software & IT services	Delayed Draw Term Loan	8/23/2025	L+5.50%	933,880	919,845	849,831	1.71%
		First Lien	8/23/2025	L+5.50%	4,262,739	4,205,957	3,879,092	7.79%
Peraton Corp. (fka MHVC Acquisition Corp.)	Aerospace & defense	First Lien	4/29/2024	L+5.25% (Floor 1.00%)	6,329,280	6,309,704	5,917,877	11.89%
Pet Supermarket, Inc.	Consumer products & retail	First Lien	7/5/2022	L+5.50% (Floor 1.00%)	4,810,070	4,791,909	4,425,265	8.89%
PT Network, LLC	Healthcare services	First Lien	11/30/2023	L+5.50% (Floor 1.00%), 2.0% PIK	4,418,280	4,418,279	4,024,169	8.08%
Signify Health, LLC	Healthcare services	First Lien	12/23/2024	L+4.50% (Floor 1.00%)	5,096,000	5,061,228	4,280,640	8.60%
Tacala, LLC	Consumer products & retail	Second Lien	2/7/2028	L+7.50%	4,500,000	4,492,489	3,521,250	7.07%

I-45 SLF LLC
and Subsidiary
Consolidated Schedules of Investments
March 31, 2020

Portfolio Company	Industry	Investment Type	Maturity Date	Current Interest Rate(1)	Principal Amount	Cost	Fair Value	Percentage of Members' Equity
TestEquity, LLC	Capital equipment	First Lien	4/28/2022	L+5.50% (Floor 1.00%)	3,815,993	3,800,086	3,186,354	6.40%
		First Lien - Term Loan B	4/28/2022	L+5.50%	959,034	954,854	800,793	1.61%
TGP Holdings III LLC	Durable consumer goods	Second Lien	9/25/2025	L+8.50% (Floor 1.00%)	2,500,000	2,474,215	1,837,500	3.69%
The Hoover Group, Inc.	Energy services (midstream)	First Lien	1/28/2021	L+7.25% (Floor 1.00%)	6,369,996	6,306,165	5,892,246	11.84%
Time Manufacturing Acquisition	Capital equipment	First Lien	2/3/2023	L+5.00% (Floor 1.00%)	4,847,569	4,825,207	4,435,525	8.91%
UniTek Global Services, Inc.	Telecommunications	First Lien	8/26/2024	L+5.50% (Floor 1.00%), 1.0% PIK	2,970,169	2,949,235	2,687,409	5.40%
U.S. TelePacific Corp.	Telecommunications	First Lien	5/2/2023	L+6.00% (Floor 1.00%)	5,200,139	5,158,075	4,056,108	8.15%
Vida Capital, Inc.	Financial services	First Lien	10/1/2026	L+6.00%	3,965,000	3,909,608	3,667,625	7.37%
VIP Cinema Holdings, Inc.	Hotel, gaming & leisure	First Lien - Superiority DIP(4)	5/20/2020	L+8.00%	719,367	707,617	129,486	0.26%
		First Lien(4)	3/1/2023	P+7.00% (Floor 1.00%)	4,375,000	4,364,343	787,500	1.58%
Wireless Vision Holdings, LLC(3)	Telecommunications	First Lien	9/29/2022	L+8.91% (Floor 1.00%), 1.0% PIK	7,326,695	7,252,903	6,263,591	12.58%
YS Garments, LLC	Consumer products & retail	First Lien	8/9/2024	P+6.00%	4,812,500	4,777,378	4,355,313	8.75%
Total Investments						$207,767,577.00	$170,859,875.00	343.23%

(1)The majority of investments bear interest at a rate that may be determined by reference to London Interbank Offered Rate (“LIBOR” or “L”) or Prime (“P”). For each the Company has provided the spread over LIBOR or Prime and the current contractual interest rate in effect at March 31, 2020. Certain investments are subject to a LIBOR or Prime interest rate floor. Certain investments, as noted, accrue payment-in-kind ("PIK") interest.
(2)The investment has approximately $0.5 million in an unfunded delayed draw commitment as of March 31, 2020.
(3)The investment is structured as a first lien last out term loan.
(4)Investment was on non-accrual status as of March 31, 2020, meaning the Company has ceased to recognize interest income on the investment. The current interest rate and terms disclosed on investments on non-accrual reflect the terms at the time of placement on non-accrual status.
See accompanying notes to consolidated financial statements.

I-45 SLF LLC
and Subsidiary
Consolidated Statements of Operations

	Years Ended March 31,
	2021	2020	2019
Investment income
Interest	$13,503,215	$19,885,861	$20,808,110
Fees and other income	426,418	414,445	588,778

Total investment income	13,929,633	20,300,306	21,396,888

Expenses
Interest expense	4,236,991	7,684,904	8,369,602
Administrative fee	118,416	140,469	153,400
Professional fees and other	209,783	220,051	236,224

Total expenses	4,565,190	8,045,424	8,759,226

Net investment income	9,364,443	12,254,882	12,637,662

Realized and unrealized gain (loss) on investments
Net realized (loss) gain on investments	(15,312,952)	603,240	399,954
Net change in unrealized appreciation (depreciation) on investments	30,467,391	(32,393,964)	(6,647,036)

Net gain (loss) on investments	15,154,439	(31,790,724)	(6,247,082)

Net increase (decrease) in members' equity resulting from operations	$24,518,882	$(19,535,842)	$6,390,580

See accompanying notes to consolidated financial statements.

I-45 SLF LLC
and Subsidiary
Consolidated Statements of Changes in Members' Equity

	Years Ended March 31,
	2021	2020	2019

Members' equity beginning balance	$49,779,446	$82,001,122	$84,046,081
Contributions	16,000,000	—	4,000,000
Distributions	(18,724,987)	(12,685,834)	(12,435,539)
	47,054,459	69,315,288	75,610,542

Net increase in members' equity resulting from operations:
Net investment income	9,364,443	12,254,882	12,637,662
Net realized (loss) gain on investments	(15,312,952)	603,240	399,954
Net change in unrealized appreciation (depreciation) on investments	30,467,391	(32,393,964)	(6,647,036)

Net increase (decrease) in members' equity resulting from operations	24,518,882	(19,535,842)	6,390,580

Members' equity ending balance	$71,573,341	$49,779,446	$82,001,122

See accompanying notes to consolidated financial statements.

I-45 SLF LLC
and Subsidiary
Consolidated Statements of Cash Flows

	Years Ended March 31,
	2021	2020	2019
Cash flows from operating activities
Net increase (decrease) in members' equity resulting from operations	$24,518,882	$(19,535,842)	$6,390,580
Adjustments to reconcile net increase (decrease) in members' equity resulting from operations to net cash provided by (used in) operating activities:
Net realized loss (gain) on investments	15,312,952	(603,240)	(399,954)
Net change in unrealized (appreciation) depreciation on investments	(30,467,391)	32,393,964	6,647,036
Amortization of premiums and discounts on investments	(502,920)	(638,807)	(671,016)
Amortization of deferred financing costs	934,097	(479,832)	496,799
Purchases of investments	(40,196,036)	(49,770,814)	(95,262,272)
Proceeds from sales / paydowns of investments	62,539,176	85,306,393	72,945,680
Payment-in-kind interest and dividends	(177,092)	—	—
Changes in operating assets and liabilities:
Due from broker	(114,142)	(38,307)	329,987
Interest receivable	523,388	(97,446)	(165,804)
Other Assets	(36,981)	—	—
Payable for securities purchased	13,071,599	(940,346)	(2,272,472)
Interest payable	(56,300)	(61,639)	55,067
Accrued expenses and other liabilities	46,401	(68,414)	67,497

Net cash provided by (used in) operating activities	45,395,633	45,465,670	(11,838,872)

Cash flows from financing activities
Borrowings under credit facility	18,000,000	23,363,635	55,000,000
Repayments of credit facility	(52,000,000)	(58,363,636)	(38,000,000)
Deferred financing costs paid	(1,102,765)	—	(1,500)
Capital contributions	16,000,000	—	4,000,000
Distributions	(19,613,373)	(13,132,163)	(12,071,214)

Net cash (used in) provided by financing activities	(38,716,138)	(48,132,164)	8,927,286

Net change in cash and cash equivalents	6,679,495	(2,666,494)	(2,911,586)
Cash and cash equivalents, beginning of period	3,739,104	6,405,598	9,317,184
Cash and cash equivalents, end of period	$10,418,599	$3,739,104	$6,405,598

Supplemental disclosure of cash flow information
Cash paid during the period for interest	$3,357,055	$7,129,754	$7,797,256

Supplemental disclosure of noncash financing activities
Distributions payable	$1,920,085	$2,808,471	$3,254,800

See accompanying notes to consolidated financial statements.

I-45 SLF LLC
and Subsidiary
Notes to Consolidated Financial Statements

1. ORGANIZATION AND BASIS OF PRESENTATION
ORGANIZATION

I-45 SLF LLC and Subsidiary (the “Company”) was organized as a Delaware limited liability company on September 3, 2015 by the filing of a certificate of formation (the “Certificate”) with the Office of the Secretary of State of the State of Delaware under and pursuant to the Delaware Limited Liability Company Act (the “Act”). The Company is a joint venture between Main Street Capital Corporation and Capital Southwest Corporation. Capital Southwest Corporation owns 80.0% of the Company and has a profits interest of 75.6%, while Main Street Capital Corporation owns 20.0% and has a profits interest of 24.4%. The initial equity capital commitment to the Company totaled $85 million, consisting of $68 million from Capital Southwest Corporation and $17 million from Main Street Capital Corporation. On April 30, 2020, each of Capital Southwest Corporation and Main Street Capital Corporation made an additional equity capital commitment of $12.8 million and $3.2 million, respectively, which resulted in a total equity capital commitment to the Company of $80.8 million and $20.2 million, respectively. On March 25, 2021, the Company declared a return of capital dividend to its members in the amount of $10 million. As of March 31, 2021, total funded equity capital totaled $91.0 million, consisting of $72.8 million from Capital Southwest Corporation and $18.2 million from Main Street Capital Corporation. The Company's Board of Managers makes all investment and operational decisions for the fund, and consists of equal representation from Capital Southwest Corporation and Main Street Capital Corporation.

On March 11, 2021, Capital Southwest Corporation and Main Street Capital Corporation entered into the Second Amended and Restated Limited Liability Company Operating Agreement (the "Amendment"), which increased Capital Southwest Corporation's profits interest from (a) 75.6% to (b) an amount equal to: (i) 76.26250% as of the date of the Amendment through the quarter ended March 31, 2021; (ii) 76.9250% for the quarter ending June 30, 2021; (iii) 77.58750% for the quarter ending September 30, 2021; and (iv) 78.250% for the quarter ending December 31, 2021 and periods thereafter.

On September 18, 2015, the Company’s wholly-owned and consolidated subsidiary, I-45 SPV LLC (the “SPV”) was organized as a Delaware limited liability company by the filing of a certificate of formation with the Office of the Secretary of State of the State of Delaware. The Company is the sole equity member of the SPV. All intercompany balances and transactions have been eliminated in consolidation.
The registered agent and office of the Company required by the Act to be maintained in the State of Delaware is The Corporation Trust Company, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801. The principal office of the Company shall be located at such place within or without the State of Delaware, and the Company shall maintain such records, as the Members shall determine from time to time.

BASIS OF PRESENTATION
The accounting and reporting policies of the Company conform with U.S. generally accepted accounting principles (“U.S. GAAP”) as detailed in the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”). The Company is an investment company and follows the accounting and reporting guidance in FASB Topic 946 - Financial Services - Investment Companies (“ASC Topic 946”). Financial statements prepared on a U.S. GAAP basis require management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
INVESTMENTS
Investment transactions are accounted for on a trade-date basis. Premiums and discounts are amortized over the lives of the respective debt securities using the effective interest method. Investments that are held by the Company are stated at fair value in accordance with ASC Topic 820 - Fair Value Measurements and Disclosures (“ASC Topic 820”).

Realized gains or losses are measured by the difference between the net proceeds from the sale or redemption of an investment and the cost basis of the investment, without regard to unrealized appreciation or depreciation previously recognized, and includes investments written-off during the year net of recoveries and realized gains or losses from in-kind redemptions. Net change in unrealized appreciation or depreciation reflects the net change in the fair value of the investment portfolio and the reclassification of any prior period unrealized appreciation or depreciation on exited investments and financial instruments to realized gains or losses.

CASH AND CASH EQUIVALENTS
Cash and cash equivalents, which consist of cash and highly liquid investments with an original maturity of three months or less at the date of purchase, are carried at cost, which approximates fair value.

In the normal course of business, the Company maintains its cash and cash equivalent balances in financial institutions, which at times may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of such financial institutions and does not anticipate any losses from these counterparties.

DEFERRED FINANCING COSTS
Deferred financing costs include commitment fees and other costs related to the Company’s credit facility (the “Credit Facility”, as discussed further in Note 4). These costs have been capitalized and are amortized into interest expense over the term of the individual instrument.

INTEREST INCOME

Interest income is recorded as earned on the accrual basis and includes amortization of premiums or accretion of discounts. In accordance with the Company’s valuation policy, accrued interest receivables are evaluated periodically for collectability. When the Company does not expect the debtor to be able to service all of its debt or other obligations, the Company will generally establish a reserve against interest income receivable, thereby placing the loan or debt security on non-accrual status, and cease to recognize interest income on that loan or debt security until the borrower has demonstrated the ability and intent to pay contractual amounts due. If a loan or debt security’s status significantly improves regarding the ability to service debt or other obligations, it will be restored to accrual basis. As of March 31, 2021, the Company did not have any investments on non-accrual status. As of March 31, 2020, the Company had two investments on non-accrual status.

EXPENSES

Unless otherwise voluntarily or contractually assumed by the Board of Managers or another party, the Company bears all expenses incurred in its business including, but not limited to, the following: all costs and expenses related to investment transactions and positions for the Company, legal fees, accounting, auditing and tax preparation fees, recordkeeping and custodial fees, costs of computing the Company’s members’ equity, research expenses, costs of registration expenses, all costs with respect to communications with members, and other types of expenses as may be approved from time to time.

INCOME TAXES

The Company is organized and operates as a limited liability company and is not subject to income taxes as a separate entity. Such taxes are the responsibility of the individual members. Accordingly, no provision for income taxes has been made in the Company’s financial statements. Investments in foreign securities may result in foreign taxes being withheld by the issuer of such securities.

For the current open tax year and for all major jurisdictions, management of the Company has evaluated the tax positions taken or expected to be taken in the course of preparing the Company’s tax returns to determine whether the tax positions will “more-likely-than-not” be sustained by the Company upon challenge by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold and that would result in a tax benefit or expense to the Company would be recorded as a tax benefit or expense in the current year. For each of the three tax years ended December 31, 2020, 2019 and 2018 the Company determined that it did not have any uncertain tax positions. Generally, the Company is subject to income tax examinations by major taxing authorities during the three years ended December 31, 2017 through 2019.

RECENTLY ISSUED OR ADOPTED ACCOUNTING STANDARDS

    In March 2020, the FASB issued ASU 2020-04, "Reference rate reform (Topic 848)—Facilitation of the effects of reference rate reform on financial reporting." The amendments in this update provide optional expedients and exceptions for applying U.S. GAAP to certain contracts and hedging relationships that reference LIBOR or another reference rate expected to be discontinued due to reference rate reform and became effective upon issuance for all entities. The Company has agreements that have LIBOR as a reference rate with certain portfolio companies and certain lenders. Many of these agreements include language for choosing an alternative successor rate when LIBOR reference is no longer considered to be appropriate. With respect to other agreements, the Company intends to work with its portfolio companies and lenders to modify agreements to choose an alternative successor rate. Contract modifications are required to be evaluated in determining whether the modifications result in the establishment of new contracts or the continuation of existing contracts. The standard is effective as of March 12, 2020 through December 31, 2022 and the Company plans to apply the amendments in this update to account for contract modifications due to changes in reference rates. The Company does not believe that it will have a material impact on its consolidated financial statements and disclosures.

3. FAIR VALUE MEASUREMENTS

ASC Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date under current market conditions. The fair value of the Company’s investments is determined as of the close of business at the end of each reporting period (“Valuation Date”) in conformity with the guidance on fair value measurements and disclosures under U.S. GAAP.

The inputs used to determine the fair value of the Company’s investments are summarized in the three broad levels listed below:

•Level 1- unadjusted quoted prices in active markets for identical investments
•Level 2- investments with other significant observable inputs (including quoted prices for similar securities, interest rates, prepayments speeds, credit risk, etc.)
•Level 3- investments with significant unobservable inputs (including the Company’s own assumptions in determining the fair value of investments)

The Company establishes valuation processes and procedures to ensure the valuation methodologies for investments categorized within Level 3 of the fair value hierarchy are fair, consistent, and verifiable. The Company designates the Board of Managers to oversee the entire valuation process of Level 3 investments. The Board of Managers is responsible for developing the Company’s valuation processes and procedures, conducting periodic reviews of the valuation policies, and evaluating the overall fairness and consistent application of the valuation policies. Additionally, the Board of Managers is responsible for reviewing and approving the valuation determinations and any information provided by U.S. Bancorp Fund Services, LLC (the “Administrator”), as well as determining the levels of the fair value hierarchy in which the investments fall.

The Board of Managers meets on a quarterly basis, or more frequently as needed, to determine the valuations of Level 3 investments. Valuations determined by the Board of Managers are required to be supported by market data, third-party pricing sources, industry accepted pricing models, counterparty prices, or other methods the Board of Managers deems to be appropriate, including the use of internal proprietary pricing models. The Company, along with the Board of Managers, periodically reviews the valuations of Level 3 investments, and if necessary, recalibrates its valuation procedures.

Investments currently held by the Company are generally valued as follows:

Securities that are listed on a recognized exchange are valued at their last available public sales price. Securities that are listed on more than one national securities exchange are valued at the last quoted sales price on the primary exchange on which the security is listed. If a security was not traded on the primary exchange on the valuation date, such security is valued at the last quoted sales price on the next most active market, if the Board of Managers determines the price to be representative of fair value. Investments that are not listed on an exchange but are traded over-the-counter are generally valued using independent pricing services. These pricing services may use the broker quotes or models that consider such factors as issue type, coupon rate, maturity, rating, prepayment speed, yield, or prices of comparable quality, when pricing securities.

In the case of investments not priced by independent pricing services, the Board of Managers will endeavor to obtain market maker quotes. For both long and short positions, the average of all “bid” and “asked” quotations is generally used.

The fair value determination of the Company’s investments consists of a combination of observable inputs in non-active markets and unobservable inputs. The observable inputs are not always sufficient to determine the fair value of these investments. As a result, all investments currently held by the Company are categorized as Level 3 under ASC 820.

The following table summarizes the valuation techniques and significant unobservable inputs used for the Company’s investments that are categorized within Level 3 of the fair value hierarchy as of March 31, 2021 and 2020:

Type of Investment	Fair Value at March 31, 2021	Valuation Technique	Unobservable Input	Range

Corporate bank loans	$127,674,525	Income Approach	Broker Quotes	53.1 - 100.4
	25,221,661	Income Approach	Discount Rate	7.1% - 20.6%
	6,930,192	Market Approach	Cost	99.0 - 99.0
Common stock and warrants	4,524,808	Enterprise Value Waterfall Analysis	Discount Rate	13.9% - 21.4%
	$164,351,186

Type of Investment	Fair Value at March 31, 2020	Valuation Technique	Unobservable Input	Range

Corporate bank loans	132,080,010	Income Approach	Broker Quotes	13.8 - 100.3
	38,779,865	Income Approach	Discount Rate	9.0% - 19.8%
	$170,859,875

The Board of Managers will evaluate the valuation hierarchy and make changes when necessary. The Company discloses transfers between levels based on valuations at the end of the reporting period. There were no transfers between levels for the years ended March 31, 2021 and 2020. The inputs or methodology used for valuing investments are not necessarily an indication of the risk associated with investing in those investments.

The following is a summary categorization, as of March 31, 2021, of the Company’s investments based on the level of inputs utilized in determining the value of such investments:

	Level 1	Level 2	Level 3	Total
Investments (at fair value)
Corporate bank loans	$—	$—	$159,826,378	$159,826,378
Common stock and warrants	—	—	4,524,808	4,524,808
Total investments	—	—	164,351,186	164,351,186

Cash equivalents - money market fund	9,633,673	—	—	9,633,673

	$9,633,673	$—	$164,351,186	$173,984,859

The following is a summary categorization, as of March 31, 2020, of the Company’s investments based on the level of inputs utilized in determining the value of such investments:

	Level 1	Level 2	Level 3	Total
Investments (at fair value)
Corporate bank loans	$—	$—	$170,859,875	$170,859,875
Total investments	—	—	170,859,875	170,859,875

Cash equivalents - money market fund	2,572,876	—	—	2,572,876

	$2,572,876	$—	$170,859,875	$173,432,751

Both observable and unobservable inputs may be used to determine the fair value of positions that the Company has classified within the Level 3 category. As a result, the unrealized gains and losses for assets within the Level 3 category may include changes in fair value that were attributable to both observable and unobservable inputs. For the years ended March 31, 2021 and 2020, the Company purchased $40,196,036 and $48,830,468, respectively, of new investments of corporate bank loans classified as Level 3 investments in the fair value hierarchy.

4. CREDIT FACILITY
    The Company closed on a $75.0 million 5-year senior secured credit facility with Deutsche Bank AG (the “Credit Facility”) in the period ended March 31, 2016. The Company maintains the Credit Facility to provide additional liquidity to support its investment and operational activities. This facility includes an accordion feature which allows the Company to achieve leverage of up to 2x debt-to-equity. The Credit Facility initially bore interest on a per annum basis at a rate equal to the applicable LIBOR rate plus 2.50%. During the year ended March 31, 2017, the Company increased credit facility commitments outstanding by an additional $90.0 million by adding three additional lenders to the syndicate, bringing total debt commitments to $165.0 million. In July 2017, the Credit Facility was amended to extend the maturity to July 2022 and to reduce the interest rate on borrowings to LIBOR plus 2.40%. In November 2019, the Credit Facility was further amended to extend the maturity to November 2024 and to reduce the interest rate on borrowings to LIBOR rate plus 2.25%.
On April 30, 2020, the Credit Facility was amended to permanently reduce the Credit Facility amount through a prepayment of $15.0 million and to change the minimum utilization requirements. On March 25, 2021, the Credit Facility was amended to extend the maturity to March 25, 2026 and to reduce the interest rate on borrowings to LIBOR plus 2.15%.
    The Company pays an administrative agent fee of 0.25% per annum and unused fees of 0.35% per annum on the unused lender commitments under the Credit Facility. The Credit Facility is secured by a first lien on the assets of the Company. The Credit Facility contains certain affirmative and negative covenants, including but not limited to maintenance of a borrowing base.
    At March 31, 2021 and 2020, the Company had $91.0 million and $125.0 million, respectively, in borrowings outstanding under the Credit Facility. The Company recognized interest expense related to the Credit Facility, including unused commitment fees, administrative agent fees and amortization of deferred loan costs, of approximately $4.2 million and $7.7 million, respectively, for the years ended March 31, 2021 and 2020. The weighted average interest rate on the Credit Facility was 2.65% and 4.61%, respectively, for the years ended March 31, 2021 and 2020. Average borrowings for the years ended March 31, 2021 and 2020 were $104.2 million and $143.6 million, respectively.
    A summary of the Company's contractual payment obligations for the repayment of outstanding indebtedness at March 31, 2021 is as follows:

	Years Ending March 31,
	2022	2023	2024	2025	2026	Thereafter	Total
Credit Facility	—	—	—	—	$91,000	—	$91,000

5. ALLOCATION OF PROFITS AND LOSSES
    For each fiscal year, profits or net losses of the Company are allocated among and credited to or debited against the capital accounts of the members as of the last day of each fiscal year in accordance with the Limited Liability Company Agreement (the “LLC Agreement”). Net profits or net losses are allocated after giving effect for any initial or additional applications for interests or any repurchases of interests. Net investment income, realized gains and losses, and unrealized gains or losses are allocated to the members pro rata in accordance with their profit percentages, as defined in the LLC Agreement. Net profits or net losses are measured as the net change in the value of the members’ equity in the Company, including any change in unrealized appreciation or depreciation of investments and income, net of expenses, and realized gains or losses during a fiscal year.
Each quarter a cash distribution may be made to the members, which is generally equivalent to estimated taxable income less non-cash revenue (such as original issue discount amortization). The estimated taxable income distributions are generally made up of taxable net investment income (excluding non-cash revenue). Estimated taxable income and distributions made to the members therefore may be materially different than GAAP net investment income. The distribution policy is subject to change by the Board of Managers based on business and market conditions at any time. Distributions are recorded on the declaration date and are generally paid to the members subsequent to each quarter end.

6. DUE FROM BROKERS

The Company conducts business with brokers for its investment activities. The clearing and depository operations for the investment activities are performed pursuant to agreements with the brokers. The Company is subject to credit risk to the extent any broker with whom the Company conducts business is unable to deliver cash balances or securities, or clear security transactions on the Company’s behalf. The Company monitors the financial condition of the brokers with which the Company conducts business and believes the likelihood of loss under the aforementioned circumstances is remote. At March 31, 2021 and 2020, the balance in due from brokers is cash of approximately $152 thousand and $38 thousand, respectively.

7. ADMINISTRATION AGREEMENT

    In consideration for administrative, accounting, and recordkeeping services, the Company pays the Administrator a quarterly administration fee. This fee is calculated based on the quarter end invested assets. For the year ended March 31, 2021, the Company had incurred $118 thousand in administration fees, of which $29 thousand were payable at the end of the year. For the year ended March 31, 2020, the Company had incurred $140 thousand in administration fees, of which $30 thousand were payable at the end of the year. For the period ended March 31, 2019, the Company had incurred $153 thousand in administration fees, of which $78 thousand were payable at the end of the year.

    The Administrator is affiliated with a broker, U.S. Bank, through which the Company transacts operations. At March 31, 2021, cash and cash equivalents in the amount of $10.4 million are held with U.S. Bank. At March 31, 2020, cash and cash equivalents in the amount of $3.7 million are held by U.S. Bank.

8. COMMITMENTS AND CONTINGENCIES

The Company entered into various trades during the periods ended March 31, 2021 and 2020. As of March 31, 2021, there were outstanding trades in the amount of approximately $13.1 million that remained unsettled. This is shown as payable for securities purchased on the Consolidated Statements of Assets, Liabilities and Members’ Equity. As of March 31, 2020, there were no unsettled trades.
In the normal course of business, the Company is a party to financial instruments with off-balance sheet risk, consisting primarily of unused commitments to extend financing to the Company’s portfolio companies. Since commitments may expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements. The following table lists the outstanding commitments as of March 31, 2021 and 2020:

		March 31,	March 31,
Portfolio Company	Investment Type	2021	2020
PaySimple, Inc.	Delayed Draw Term Loan	—	$448,526
Total unused commitments to extend financing		—	$448,526

    The Company may, from time to time, be involved in litigation arising out of its operations in the normal course of business or otherwise. Furthermore, third parties may try to seek to impose liability on the Company in connection with the activities of its portfolio companies. The Company has no currently pending material legal proceedings to which it is a party or to which any of its assets is subject.

9. FINANCIAL HIGHLIGHTS

Financial highlights are as follows:

	Years Ended March 31,
	2021	2020	2019
Net investment income to average members' equity(1)	13.42%	16.88%	15.37%
Expenses to average members' equity(1)	(6.54)%	(11.08)%	(10.65)%
Internal Rate of Return, end of year(2)	10.25%	4.87%	14.15%

(1)Ratios are calculated by dividing the indicated amount by average members' equity measured as of the end of each quarter during the period.
(2)The internal rate of return since inception ("IRR") of the members is computed based on the actual dates of cash inflows, outflows and the ending net assets at the end of the year of the members' equity account as of each measurement date. The IRR includes actual cash payments and does not include distributions declared but not yet paid.

Financial highlights are calculated for the members’ class taken as a whole. An individual member’s return and ratios may vary. Financial highlights disclosed may not be indicative of future performance of the Company.

10. SUBSEQUENT EVENTS

Management has evaluated the need for additional disclosures and/or adjustments resulting from subsequent events through May 19, 2021, the date the consolidated financial statements were available to be issued.